Issuer Free Writing Prospectus
Filed by: Covanta Holding Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-158409
November 16, 2010
COVANTA HOLDING CORPORATION
Pricing Term Sheet
$400,000,000 7.250% Senior Notes due 2020

Issuer:	Covanta Holding Corporation

Security description:	7.250% Senior Notes due 2020

Distribution:	SEC Registered

Size:	$400,000,000

Gross proceeds:	$400,000,000

Net proceeds (before expenses):	$392,000,000

Maturity:	December 1, 2020

Coupon:	7.250%

Price:	100.000% of principal amount

Yield to maturity:	7.250%

Spread to Benchmark Treasury:	+436 basis points

Benchmark Treasury:	UST 2.625% due August 15, 2020

Interest Payment Dates:	December 1 and June 1, beginning on June 1, 2011. Interest will accrue from December 1, 2010.

Equity Clawback:	Prior to December 1, 2013, up to 35% at 107.25% plus accrued and unpaid interest

Make-whole:	Make-whole call at T+50 bps prior to December 1, 2015

Optional redemption:	On and after December 1, 2015, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest:

Year	Percentage
2015	103.625%
2016	102.417%
2017	101.208%
2018 and thereafter	100.000%

Change of control:	Putable at 101% of principal plus accrued and unpaid interest

Trade date:	November 16, 2010

Settlement:	T+ 10; December 1, 2010

CUSIP:	22282EAD4

ISIN:	US22282EAD40

Denominations/Multiple:	$2,000 x $1,000

Ratings (Moody’s/S&P):	Ba3/B

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner, & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc.

Joint Lead Managers:	Credit Agricole Securities (USA) Inc. RBS Securities Inc.

Co-Managers:	HSBC Securities (USA) Inc. Mizuho Securities USA Inc. TD Securities (USA) LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.